Exhibit 99.1

Contact:
Michael J. Kugler
Per R. Johansson

investorrelations@xcelera.com

Xcelera Reports on Financial Results for Fiscal 2004

Grand Cayman, British West Indies – August 3, 2004 – Xcelera Inc. (AMEX: XLA), a European technology company, today commented on its financial results for the fiscal year ended January 31, 2004.

The Company anticipates that the financial statements to be contained in its Annual Report on Form 20-F for the fiscal year ended January 31, 2004, will reflect a net loss of approximately $77 million in the fiscal year ended January 31, 2004 as compared to a net gain of $3.6 million for the fiscal year ended January 31, 2003.  The net loss during the fiscal year ended January 31, 2004 was significantly due to $55 million of losses in Xcelera’s securities portfolio.

The Company also anticipates that the Annual Report on Form 20-F for the fiscal year ended January 31, 2004, will reflect that the Company had approximately $57 million in cash, cash equivalents and marketable securities and no debt at June 30, 2004.

The Company has today filed with the Securities and Exchange Commission a Form 12b-25 Notification of Late Filing related to the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2004.

About Xcelera Inc.

Xcelera Inc. is a European technology company focused on founding, developing, operating and financing technology companies.  For more information, visit Xcelera on the Web at www.xcelera.com.

This press release may contain “forward-looking statements” within the meaning of the securities laws. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, risks and uncertainties relating to future events that could cause actual results to differ materially from our expectations include the factors discussed in the Company’s Annual Report on Form 20-F for the Fiscal Year Ended January 31, 2003, filed with the Securities and Exchange Commission. The Company does not intend, and assumes no obligation, to update any forward-looking statements.